Name of Registrant:
Templeton Dragon Fund, Inc.

File No. 811-08394

Exhibit Item No. 77C Matter Submitted to a
Vote of Security Holders

The Annual Meeting of Shareholders of Templeton Dragon
Fund, Inc. (the "Fund") was held at the Fund's offices, 300 S.E. 2nd Street, Fort Lauderdale, Florida, on May 26, 2016.
The purposes of the meeting was to elect four (4) Directors and the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2016. At the meeting, the following persons were elected by the shareholders to serve as Directors of the Fund:
Gregory E. Johnson, Rupert H. Johnson, Jr., Edith E. Holiday, and Larry D. Thompson.* No other business was transacted at the meeting.

The results of the voting at the Annual Meeting are as follows:

Proposal 1.  The election of four Directors:




Term Expiring 2019


For


% voted FOR


Withhold


%Withhold	% voted FOR of
Outstanding Shares	% voted Withhold of
Outstanding Shares
Edith E. Holiday	21,821,404	68.78%	9,906,909	31.22%	62.92%	28.57%
Larry D. Thompson	21,758,917	68.58%	9,969,396	31.42%	62.74%	28.75%
Rupert H. Johnson, Jr.	21,808,503	68.74%	9,919,810	31.26%	62.88%	28.60%
Gregory E. Johnson	21,819,715	68.77%	9,908,598	31.23%	62.91%	28.57%

* Harris J. Ashton, Ann Torre Bates, Michael Luttig, David W.
Niemiec, Frank A. Olson,Constantine D. Tseretopoulos and
Robert E. Wade

There were approximately 164,414 broker non-votes received with respect to this item.

Proposal 2. The ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2016.



For
% voted For
Against
% voted Against
Abstain	% voted Abstain	% voted FOR of Outstanding Shares	% voted
Against of Outstanding Shares	% voted Abstain of Outstanding Shares
31,388,602	98.93%	128,936	0.41%	210,768	0.66%	90.51%	0.37%	0.61%